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                                                                    EXHIBIT 99.2



[VIVENDI UNIVERSAL LOGO]



            VIVENDI UNIVERSAL WILL CANCEL ANOTHER 33 MILLION SHARES, BRINGING CANCELLATIONS OF ITS CAPITAL STOCK TO 5% SINCE THE END OF JUNE

PARIS, SEPTEMBER 25, 2001 - [VIVENDI UNIVERSAL: PARIS BOURSE -- EX FP; NYSE: V] The Vivendi Universal Board of Directors met today, chaired by Jean-Marie Messier, and authorized the cancellation of 33 million of the company's shares, corresponding to 3% of the capital stock.

Vivendi Universal stock is now trading at prices that seem very attractive in comparison with the company's intrinsic value and growth prospects.

Vivendi Universal has decided to use the authorization given by its Shareholders' Meeting to buy back approximately 33 million of its own shares on the open market. The shares that have been or will be bought back will be canceled. A similar transaction took place on June 28. Through the two transactions, 5% of the capital stock will have been canceled.

This type of transaction creates shareholder value as it increases earnings per share by an equivalent percentage. This is the case whether in terms of EBITDA per share, earnings per share, or net asset value per share.

After the transaction, Vivendi Universal treasury stock will represent 5% of capital.

IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.

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CONTACTS:


MEDIA RELATIONS:

PARIS
Antoine Lefort
011-33-1-71-71-1180
Alain Delrieu
011-33-1-71-71-1086

NEW YORK
Anita Larsen
212.572.1118
Mia Carbonell
212.572.7556


INVESTOR RELATIONS:

PARIS
Ariane de Lamaze
011-33-1-71-71-1084

NEW YORK
Eileen McLaughlin
212.572.8961